FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura and Rothschild Form M&A Alliance]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 16, 2005	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

Tokyo, 15 February 2005

Nomura and Rothschild Form M&A Alliance

Nomura Securities Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, Inc., today announced a business alliance with Rothschild in the area of M&A business. Please find the attached press release.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591
Shuji Sato
Mitch Hayes
Larry Heiman

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 133 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

15 February 2005

Nomura and Rothschild Form M&A Alliance

Nomura Securities Co., Ltd. and Rothschild announce today that they have created an alliance to pursue opportunities in the field of cross border M&A between Japan and Europe.

It is intended that the alliance will contribute to increased activity in Japanese/European advisory business for both firms, building on Nomura’s extensive corporate client relationships in Japan and Rothschild’s leading position in European M&A.

About Nomura Group

Nomura is a financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 29 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

About Rothschild

Rothschild is one of the world’s leading independent investment banking groups. The Group currently has over 40 offices operating in 33 countries, employing over 2,000 personnel worldwide. Rothschild is a market leader in the investment banking industry in Europe, particularly in the UK, France, Italy and Germany, and also in the US and Latin America.

Rothschild was ranked No 1 in European M&A by Thomson Financial in 2004, based on the value of announced deals.

Enquiries:

For Nomura

Corporate Communications Department, Tokyo	+81 3 3278 0591
Yoshino, Imamura, Sato, Tanaka, Nagasaka
Corporate Communications Department, London Jessica Shepherd-Smith	+44 20 7251 2480

For Rothschild

  [In the UK]

Smithfield
John Antcliffe	+44 20 7360 4900
Rupert Trefgarne

  [In France]

DGM Conseil	+33 1 40 70 11 89
Olivier Labesse
Michel Calzaroni